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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 2)(1)

                             Objectsoft Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  674427 40 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 6, 200
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 674427 40 6                 13G                    Page 2 of 7 Pages
         -----------------------                                 ---  ---
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________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Hudson Venture Associates LLC
          13-392 7192

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES            58,333
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING          58,333
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            58,333
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          1.0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

       OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 674427 40 6                 13G                    Page 3 of 7 Pages
         -----------------------                                 ---  ---
--------------------------------------------------------------------------------

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Jay N. Goldberg

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


          United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           378,739
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         378,739
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           291,577(1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.3%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 674427 40 6                 13G                    Page 4 of 7 Pages
         -----------------------                                 ---  ---
--------------------------------------------------------------------------------

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Lawrence A. Howard

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           138,435
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         138,435
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           138,435(1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        2.3%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 674427 40 6                 13G                    Page 5  of 7 Pages
          --------------------                                   ---   ---
--------------------------------------------------------------------------------


ITEM 1(A).  NAME OF ISSUER:

            ObjectSoft Corporation

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            Continental Plaza III
            433 Hackensack Avenue
            Hackensack, New Jersey 07601

ITEM 2(A).  NAME OF PERSON FILING:

            This statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

            i)       Hudson Venture Associates LLC ("Hudson")
            ii)      Jay N. Goldberg; and
            iii)     Lawrence A. Howard.

            This statement relates to the shares of common stock of ObjectSoft Corporation held by Hudson. Messrs. Goldberg and Howard are the only members of Hudson.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Principal business address of each Reporting Person:

            660 Madison Avenue
            New York, New York 10021

ITEM 2(C).  CITIZENSHIP:

            Hudson is a limited liability corporation organized under the laws of the State of New York. Messrs. Goldberg and Howard are United States Citizens.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.0001 per share

ITEM 2(E).  CUSIP NUMBER:

            674427 40 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable

--------------------------------------------------------------------------------

CUSIP No. 674427 40 6                 13G                    Page 6  of 7 Pages
          --------------------                                   ---   ---
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ITEM 4.   OWNERSHIP.

       (a) Amount beneficially owned as of June 7, 2000: Hudson acquired 400,508 shares of common stock on June 6, 2000 upon conversion of 5,000 shares of series G preferred stock. On or about June 6, 2000 Hudson assigned 320,406 shares of common stock to Jay N. Goldberg and 80,102 shares of common stock to Lawrence A. Howard; but retained warrants to purchase 58,333 shares of common stock. Hudson, Mr. Goldberg and Mr. Howard may be deemed to be the beneficial owners, respectively, of 58,333, 378,739 and 138,435 shares of common stock of ObjectSoft Corporation. The number of shares beneficially owned by each Reporting Person includes 58,333 shares of common stock which are subject to currently exercisable warrants.

       (b)    Percent  of  class:          Hudson Venture Partners, L.P.    1.0%
                                           Jay N. Goldberg                  6.3%
                                           Lawrence A. Howard               2.3%

       (c)    Number of shares as to which each Reporting Person has:
                                                  Hudson         58,333
                                                  Mr. Goldberg  378,739
                                                  Mr. Howard    138,435

              (i)    Sole power to vote or direct the vote:

              (ii)   Shared power to vote or direct the vote: 0

              (iii)  Sole power to dispose or direct the  disposition of:
                                                      Hudson        58,333
                                                      Mr. Goldberg 378,739
                                                      Mr. Howard   138,435

              (iv)   Shared power to dispose or direct the disposition of: 0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable

--------------------------------------------------------------------------------

CUSIP No. 674427 40 6                 13G                    Page 7  of 7 Pages
          --------------------                                   ---   ---
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ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable


ITEM 10. CERTIFICATION.

         By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 16, 2000                    HUDSON VENTURE ASSOCIATES LLC

                                          By: /s/ Lawrence A. Howard
                                             -----------------------------------
                                             Name:  Lawrence A. Howard
                                             Title: Manager


Dated:   June 16, 2000                        /s/ Jay N. Goldberg
                                             -----------------------------------
                                             Jay N. Goldberg


Dated:   June 16, 2000                        /s/ Lawrence A. Howard
                                             -----------------------------------
                                             Lawrence A. Howard